SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             Dated December 9, 2002



                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:

               Form 20-F [X]                      Form 40-F [ ]


  Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.

                     Yes [ ]                      No [X]

                          Table of Documents Submitted
Item

1. Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2002

2. Summary of non-consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2002


                                ---------------


                           FORWARD-LOOKING STATEMENTS

     The information contained in this Form 6-K includes certain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our businesses and operations. These statements contain projections of results of operations or financial condition. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause a material difference include, but are not limited to: general economic conditions in Japan or elsewhere; business conditions in the insurance industry in Japan or elsewhere; the regulatory environment, new legislation, competition with other insurance companies, changing technology and evolving insurance industry standards; changes in the composition of our subsidiaries' financial instruments that are subject to market risk, including without limitation as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation; changes in the volatility of particular instruments or groups of instruments, including without limitation as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets; deviations of the actual behavior of particular markets from those that are indicated by statistical models used by our subsidiaries, which of necessity rely on a number of assumptions and approximations; and deviations of actual loss experience from the results that might be indicated by statistical analysis. For a discussion of these and other factors which may have a material impact upon our financial condition, results of operation and liquidity, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 20-F for the fiscal year ended March 31, 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           KABUSHIKI KAISHA MILLEA
                                           HOLDINGS
                                           (Millea Holdings, Inc.)


December 9, 2002                           By: /s/ TETSUYA UNNO
                                              ---------------------------------
                                              General Manager of Corporate Legal
                                                and Risk Management Department

[English Translation]

       SUMMARY OF CONSOLIATED BUSINESS RESULTS OF MILLEA HOLDINGS, INC.
                              UNDER JAPANESE GAAP

                  FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

                                                               December 3, 2002

Company Name: Millea Holdings, Inc.
Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Head Office: Tokyo, Japan
Representative: Kunio Ishihara, President, Millea Holdings, Inc.
Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341
         Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc. Phone: 03-6212-3343


1. Consolidated Business Results for the Six Months ended September 30, 2002
(from April 1, 2002 to September 30, 2002)

(1) Consolidated Results of Operations                        (Yen in millions except per share data and percentages)
---------------------------------------------------------------------------------------------------------------------
                                                                For the six months ended
                                                         ---------------------------------------   For the year ended
                                                         September 30, 2002   September 30, 2001     March 31, 2002
---------------------------------------------------------------------------------------------------------------------
Ordinary income                                               1,417,981                  -                   -
(change from corresponding period of the previous year)               - %                - %                 - %
---------------------------------------------------------------------------------------------------------------------
Operating profit                                                127,198                  -                   -
(change from corresponding period of the previous year)               - %                - %                 - %
---------------------------------------------------------------------------------------------------------------------
Net income                                                       83,247                  -                   -
(change from corresponding period of the previous year)               - %                - %                 - %
---------------------------------------------------------------------------------------------------------------------
Net income per common share - Basic (Yen)                     44,977.68                  -                   -
---------------------------------------------------------------------------------------------------------------------
Net income per common share - Diluted (Yen)                           -                  -                   -
---------------------------------------------------------------------------------------------------------------------

Notes: 1. Investment income and expenses on equity method:
          For the six months ended September 30, 2002        328 million yen
       2. Average number of shares outstanding:
          At September 30, 2002                             1,850,852 shares
       3. Change in accounting method:                            None


(2) Consolidated Financial Conditions                         (Yen in millions except per share data and percentages)
---------------------------------------------------------------------------------------------------------------------
                                                                For the six months ended
                                                         ---------------------------------------   For the year ended
                                                         September 30, 2002   September 30, 2001     March 31, 2002
---------------------------------------------------------------------------------------------------------------------
Total assets                                                  9,835,655                  -                   -
Stockholders' equity                                          1,927,753                  -                   -
Ratio of Stockholders' equity to total assets                      19.6                  -                   -
Stockholders' equity per share (Yen)                       1,041,542.08                  -                   -
---------------------------------------------------------------------------------------------------------------------

Note: Number of shares issued:
      At September 30, 2002                           1,850,864 shares

(3) Consolidated Cash Flows                                                            (Yen in millions)
--------------------------------------------------------------------------------------------------------
                                                   For the six months ended
                                            ---------------------------------------   For the year ended
                                            September 30, 2002   September 30, 2001     March 31, 2002
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities              137,745                  -                   -
Cash flows from investing activities              (93,350)                 -                   -
Cash flows from financing activities               (9,853)                 -                   -
Cash and cash equivalents at end                  1,164,905                -                   -
--------------------------------------------------------------------------------------------------------

(4) Scope of Consolidation and Application of Equity Method
    The number of consolidated subsidiaries:                                           15
    The number of non-consolidated subsidiaries accounted for by the equity method:  None
    The number of affiliates accounted for by the equity method:                        1


2. Consolidated Business Forecast for the year ending March 31, 2003               (Yen in millions)
(from April 1, 2002 to March 31, 2003)
----------------------------------------------------------------------------------------------------
     Ordinary income                      Ordinary profit                   Net income
----------------------------------------------------------------------------------------------------
        2,825,000                             148,000                         88,000
----------------------------------------------------------------------------------------------------

Net income per share forecasted for the year ending March 31, 2003:    47,545.35 Yen

Attachments

Millea Holdings Group

Millea Holdings, Inc. was formed on April 2, 2002 as the holding company for The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine) and The Nichido Fire and Marine Insurance Company, Limited (Nichido Fire) in a statutory share transfer under Japanese law.

Millea Holdings Group's businesses include its property and casualty (P&C) business (including P&C business, P&C related businesses, financial service and asset management related business, corporate administration and staffing related business) and its life insurance business.

Principal subsidiaries of Millea Holdings are set forth in the chart below.

                             ---------------------
                             Millea Holdings, Inc.
                             ---------------------
                              |                 |
                              |  ------------   |
                              |  P&C business   |
                              |  ------------   |
                              |                 |
--------------------------------------  ----------------------------------------
o Tokio Marine and Fire Insurance Co.,  o Nichido Fire and Marine Insurance Co.,
    Ltd.                                    Ltd.
--------------------------------------  ----------------------------------------

                                  ------------
                                  P&C business
                                  ------------

{P&C business}
o Tokio Marine Europe Insurance Limited (Note 1)
o The Tokio Marine and Fire Insurance Company (Hong Kong) Limited
o Tokio Marine Brasil Seguradora S.A.
o The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
o Trans Pacific Insurance Company
o Tokio Millennium Re Ltd.
o Tokio Marine Global Re Limited
> First Insurance Company of Hawaii, Ltd.
{Financial service and asset management related business}
o The Tokio Marine Capital Research Ltd. (Note 2)
o Nichido Investment (Luxembourg) S.A.
{Corporate administration and staffing related business}
o The Tokio Marine Career Service Co., Ltd.

                            -----------------------
                            Life insurance business
                            -----------------------

o The Tokio Marine Life Insurance Co., Ltd.
o The Nichido Life Insurance Co., Ltd.

                               ----------------
                               Other businesses
                               ----------------
                                                    ----------------------------
o Tokio Marine Asset Management Co., Ltd.           o: Consolidated subsidiaries
  (Securities investment advisory business and      >: Investment accounted for
  securities investment trusts business)               by the equity method
                                                    ----------------------------
-------------------------------------------------------------------------------

(Note 1) The Tokio Marine & Fire Insurance Company (UK) Limited was renamed
         Tokio Marine Europe Insurance Limited during the six months ended September 30, 2002.

(Note 2) The Tokio Marine Capital Research Ltd. is currently under liquidation process.

Management Policies

1.   Group management policies and strategies

Millea Holdings Group's management policies and strategies are:

     - Enhance customer trust by providing the best possible products and services

     - Improve business efficiency, thereby further strengthening our presence in the Japanese life and non-life insurance markets

     - Pursue profitable growth opportunities in international insurance markets

     - Aggressively develop new business areas involving customers' "safety and security"

We intend to fully utilize the flexible management structure of the holding company to strengthen our core P&C and life insurance businesses and to manage our business operations efficiently, thereby seeking to maximize the corporate value of the entire Group.

2.   Policy on profit distribution

When apportioning profits in respect of any given fiscal year, we expect to pay stable dividends on our common stock taking into consideration the Group's performance and its future business environment, subject to having retained earnings and to providing sufficient capital to meet our business needs.

3.   Policy on reduction in the size of minimum investment unit

We believe that there is currently no need to reduce the size of the minimum investment unit of Millea Holdings shares in light of their liquidity and from a cost-benefit point of view. However, taking into consideration the needs of investors, we intend to study further whether such reduction would be necessary in the future.

4.   Management objectives

The Group intends to further increase earnings of the domestic P&C insurance business and to expand the life insurance, overseas insurance and asset management businesses, thereby seeking to improve profitability and growth potential in a stable and continuous manner. The group aims to achieve an ROE level of around 6% by FY2005.

     (Note) The above target ROE is "adjusted ROE" based on "adjusted earnings" which is calculated by the following method.

     -    Adjusted ROE = Adjusted earnings / Adjusted capital

     -    Adjusted Earnings
          (a)  P&C insurance business
               Adjusted earnings = Net income + Provision for extraordinary reserves + Provision for reserves for price fluctuation - Gains (losses) from assets under asset liability management - Gains (losses) from stocks and properties - Other extraordinary items
          (b)  Life insurance business
               Adjusted earnings = Increase in embedded value (sum of value of in-force business and shareholder equity of a life insurance company)

          (c)  Overseas insurance business and other businesses
               Net income as shown in financial statements

     -    Adjusted Capital
          (a)  P&C insurance business
               Adjusted capital = Capital + Extraordinary reserves (net of tax) + Reserves for price fluctuation (net of tax) - Increase (decrease) in capital from asset liability management
          (b)  Life insurance business
               Adjusted capital = Embedded value
          (c)  Overseas insurance business and other businesses
               Capital as shown in financial statements

5.   Mid- to long-term business strategies

The Group aims to meet the "security and safety" needs of all of its customers. While continuing to enhance the strengths and special characteristics of each Group company, we plan to continue to take on new challenges to increase earnings from our core insurance businesses and to expand our operations into new areas that we believe offer significant growth potential and profitability. We will also seek to maximize the synergies available through management integration, so that we can build the optimum business portfolio that delivers strong profitability, growth potential and high capital efficiency. By pursuing the above, we aim to maximize the corporate value of the entire Group.

(1) Enhance earnings from the core businesses
The Group will work to generate greater earnings from its core domestic P&C and life insurance businesses. In particular, in our P&C insurance business, we intend to pursue the synergies and greater efficiency offered through the management integration. We will endeavor to jointly develop new products, bolster cost competitiveness and consolidate our sales networks. With these measures, we intend to further improve our earnings.

Specifically, we plan to integrate products, administrative processes, systems and other infrastructure shared by our Group companies. At the same time, we aim to ensure mid- to long-term growth by launching "Super Insurance," a major new product that unifies P&C and life insurance features, and by enhancing our risk consultation services. We will also aim to achieve greater efficiency by developing new business models for sales activities and expanding our agencies. These steps will be promoted through the new mid-term business plans (for FY 2002 and 2003) of Tokio Marine and Nichido Fire.

(2) Expand business domains
The Group will endeavor to transform its earnings structure, centered on its domestic P&C insurance business, to secure new sources of revenues and to diversify business risks.

While aggressively promoting the expansion of the domestic life insurance business, which has a substantial earnings potential and is the main focus of our current strategies, we will also seek to develop other businesses that can generate strong synergies with both our domestic P&C and life insurance businesses. These businesses will include the overseas insurance business, the asset management business and health care and senior citizen-related businesses.

(3) Improve capital efficiency
The Millea Holdings Group plans to closely monitor its capital and risk through its integrated risk management system.

Moreover, the Group intends to reduce its high-risk assets through sales of stock, and to use the sales proceeds flexibly for strategic business areas with high profit and growth potential, as well as for new businesses. In this way, we aim to enhance capital efficiency while maintaining sufficient reserves that are essential for the sound development of the insurance businesses.

Through the above initiatives, we aim to enhance the corporate value of the Group and become a leading insurance group not only in Japan, but also in the global market.


Business results and financial condition

1.   Business results

(1)  Consolidated results of operations for the six months ended September 30,
     2002

During the six months ended September 30, 2002, the Japanese economy as a whole continued to show weakness as deflationary trends persisted and consumer spending and plant investment remained weak, although there were signs of partial improvement in production and exports.

Under these challenging conditions, reflecting our efforts to improve performance centered on the P&C and life insurance businesses, our operating results for the six months ended September 30, 2002 were as follows:

Ordinary income was 1,417.9 billion yen, the main components of which were 1,218.4 billion yen in underwriting income and 181.0 billion yen in investment income. Ordinary expenses were 1,290.7 billion yen, which mainly comprised of underwriting expenses of 1,055.2 billion yen, investment expenses of 45.4 billion yen, and underwriting and general administrative expenses of 186.8 billion yen. As a result, ordinary profit was 127.1 billion yen. Net income, comprising ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes was 83.2 billion yen.

The results from our principal business segments were as follows:

In the P&C insurance business, ordinary income was 1,269.8 billion yen (including net premiums written of 922.5 billion yen) and ordinary expenses were 1,144.8 billion yen. As a result, ordinary profit was 125.0 billion yen.

In the life insurance business, ordinary income was 157.4 billion yen (including life insurance premiums of 130.5 billion yen) and ordinary expenses were 155.3 billion yen. As a result, ordinary profit was 2.0 billion yen.

(2)  Consolidated business forecast for the fiscal year ending March 31, 2003

Our consolidated business forecast for the fiscal year ending March 31, 2003 is 2,825.0 billion yen in ordinary income, 148.0 billion yen in ordinary profit and 88.0 billion yen in net income, based on the following assumptions.

- With regard to net premiums written, the forecast is based on our own projection taking into consideration the results of the six months and of previous years, and also reflecting the impact of revisions to Compulsory Automobile Liability Insurance regulations.

- With regard to net claims paid, we anticipate payment of natural disaster-related claims in the amount of 10 billion yen for Tokio Marine and 6 billion yen for Nichido Fire, taking into consideration the results of the six months and of previous years.

- With regard to interest rates and exchange rates, we assume there will not be significant change from market rates as of September 30, 2002. As for equity market conditions, the forecast reflects the negative change in market environment after September 30, 2002.


2.   Financial condition

At the end of the six months ended September 30, 2002, total assets were 9,835.6 billion yen.

Cash flows for the six months ended September 30, 2002 were as follows. Net cash provided by operating activities was 137.7 billion yen, net cash used in investing activities was 93.3 billion yen and net cash used in financing activities was 9.8 billion yen.

Consolidated premiums and claims paid by line for the six months ended September 30, 2002

Net premiums written
                                                     (Yen in millions, %)
-------------------------------------------------------------------------
                                            For the six months ended
                                               September 30, 2002
-------------------------------------------------------------------------
                                              Amount             Ratio
                                               (A)
-------------------------------------------------------------------------
Fire and allied lines                        121,882              13.2
Hull and cargo                                30,945               3.4
Personal accident                             83,672               9.1
Voluntary automobile                         449,649              48.7
Compulsory automobile liability              116,457              12.6
Other                                        119,930              13.0
-------------------------------------------------------------------------
              Total                          922,537             100.0
-------------------------------------------------------------------------

Net claims paid
                                                     (Yen in millions, %)
-------------------------------------------------------------------------
                                            For the six months ended
                                               September 30, 2002
-------------------------------------------------------------------------
                                              Amount             Ratio
                                               (A)
-------------------------------------------------------------------------
Fire and allied lines                         40,541               9.1
Hull and cargo                                14,510               3.3
Personal accident                             34,532               7.8
Voluntary automobile                         245,355              55.3
Compulsory automobile liability               49,315              11.1
Other                                         59,163              13.3
-------------------------------------------------------------------------
              Total                          443,419             100.0
-------------------------------------------------------------------------

Direct premiums written including deposit premiums from policyholders

                                                     (Yen in millions, %)
-------------------------------------------------------------------------
                                            For the six months ended
                                               September 30, 2002
-------------------------------------------------------------------------
                                              Amount             Ratio
                                               (A)
-------------------------------------------------------------------------
Fire and allied lines                        164,734              14.8
Hull and cargo                                33,447               3.0
Personal accident                            181,169              16.3
Voluntary automobile                         456,899              41.0
Compulsory automobile liability              155,413              13.9
Other                                        122,596              11.0
-------------------------------------------------------------------------
              Total                        1,114,261             100.0
     Deposit premiums from policyholders     129,749              11.6
-------------------------------------------------------------------------

Note 1. Numbers are before elimination of inter-segment transactions.
Note 2. "Direct premiums written including deposit premiums from policyholders" are direct premiums after deduction of cancellation return and other return. (Includes deposit premiums from policyholders).

Consolidated Interim Financial Statements
Consolidated Interim Balance Sheet
                                           (Yen in millions except percentages)
-------------------------------------------------------------------------------
                                                      As of September 30, 2002
-------------------------------------------------------------------------------
                                                       Amount           Ratio
-------------------------------------------------------------------------------
                 Assets                                                       %
                 ------
Cash, deposits and savings                                693,305         7.05
Call loans                                                526,400         5.35
Monetary receivables bought                                83,535         0.85
Money trust                                                73,003         0.74
Securities                                              6,461,530        65.69
Loans                                                     755,450         7.68
Property and equipment                                    385,220         3.92
Other assets                                              859,460         8.74
Deferred tax assets                                        27,496         0.28
Customers' liabilities under
  acceptances and guarantees                               25,543         0.26
Reserve for bad debts                                     (55,292)       (0.56)
-------------------------------------------------------------------------------
              Total assets                              9,835,655       100.00
-------------------------------------------------------------------------------
               Liabilities
               -----------
Underwriting funds                                      6,394,206        65.01
   Outstanding claims                                     685,930
   Underwriting reserves                                5,708,276
Bonds issued                                              135,000         1.37
Other liabilities                                         922,133         9.38
Reserve for retirement benefits                           192,033         1.95
Reserve for employees' bonuses                             22,459         0.23
Reserve under the special law                              45,413         0.46
   Reserve for price fluctuation                           45,413
Deferred tax liabilities                                    5,049         0.05
Goodwill                                                  164,218         1.67
Acceptances and guarantees                                 25,543         0.26
-------------------------------------------------------------------------------
            Total liabilities                           7,906,058        80.38
-------------------------------------------------------------------------------
            Minority interest                               1,843         0.02
-------------------------------------------------------------------------------
          Stockholders' equity
          --------------------
Common stock                                              150,000         1.53
Additional paid-in capital                                306,624         3.12
Retained earnings                                         805,043         8.18
Unrealized gains on
investments, net of taxes                                685,265          6.97
Foreign currency translation adjustments                 (13,060)        (0.13)
                    Total                              1,933,871         19.66
Treasury stock                                            (6,118)        (0.06)
-------------------------------------------------------------------------------
         Total stockholders' equity                    1,927,753         19.60
-------------------------------------------------------------------------------
  Total liabilities, minority interest and
  stockholders' equity                                 9,835,655        100.00
-------------------------------------------------------------------------------

Consolidated Interim Statement of Income
                                           (Yen in millions except percentages)
-------------------------------------------------------------------------------
                                                       For the six months ended
                                                          September 30, 2002
-------------------------------------------------------------------------------
                                                       Amount           Ratio
-------------------------------------------------------------------------------
        Ordinary income and expenses
        ----------------------------
Ordinary income                                         1,417,981      100.00
  Underwriting income                                   1,218,472       85.93
     Net premiums written                                 922,529
     Deposit premiums from policyholders                  129,749
     Investment income on deposit
      premiums from policyholders                          35,585
     Life insurance premiums                              130,453
  Investment income                                       181,026       12.77
     Interest and dividends received                       80,194
     Profit on investment in money trusts                     474
     Profit on sales of securities                        116,063
     Profit on redemption of securities                     3,939
     Profit on derivative transactions                     14,134
     Transfer of investment income on deposit premiums    (35,585)
  Other ordinary income                                    18,481        1.30
     Amortiazation of goodwill                              4,210
     Investment income under the equity method                328
Ordinary expenses                                       1,290,782       91.03
  Underwriting expenses                                 1,055,291       74.42
     Net claims paid                                      443,419
     Loss adjustment expenses                              38,340
     Agency commissions and brokerage                     167,038
     Maturity refunds to policyholders                    213,955
     Dividends to policyholders                                41
     Life insurance claims                                 12,100
     Provision for outstanding claims                      21,331
     Provision for underwriting reserves                  155,991
  Investment expenses                                      45,422        3.20
     Loss on investment in money trusts                     1,662
     Loss on trading securities                                12
     Loss on sales of securities                            6,807
     Loss on revaluation of securities                     34,118
     Loss on redemption of securities                         148
  Underwriting and general administrative expenses        186,842       13.18
  Other ordinary expenses                                   3,225        0.23
     Interest paid                                          1,774
     Bad debt expenses                                         24
     Amortization of deferred assets under
          Article 133 of Insurance Business Law                96
-------------------------------------------------------------------------------
                    Ordinary profit                        127,198       8.97
-------------------------------------------------------------------------------
           Extraordinary gains and losses
           ------------------------------
    Extraordinary gains                                      6,340       0.45
        Profit on sales of properties                        6,340
    Extraordinary losses                                     8,324       0.59
        Loss on sales of properties                            665
        Provision for reserve under the special law          6,809
              Provision for reserve for price fluctuation    6,809
        Extra write-off against profit on sales of properties    0
        Other extraordinary losses                             849
-------------------------------------------------------------------------------
 Income before income taxes                                125,214       8.83
 Income taxes - current                                     82,837       5.84
 Income taxes - deferred                                   (40,940)     (2.89)
 Minority interest                                              70       0.00
-------------------------------------------------------------------------------
 Net income                                                 83,247       5.87
-------------------------------------------------------------------------------

Consolidated Interim Statement of Additional paid-in capital and Retained earnings

                                                              (Yen in millions)
-------------------------------------------------------------------------------
                                                       For the six months ended
                                                          September 30, 2002
-------------------------------------------------------------------------------
Additional paid-in capital:
     Additional paid-in capital at beginning of period           38,782
     Increase in Additional paid-in capital                     267,841
         Increase due to share transfer                         266,210
         Profit on sales of treasury stocks                       1,630
     Additional paid-in capital at end of period                306,624
Retained earnings:
     Retained earnings at beginning of period                   738,446
     Increase in Retained earnings                               83,247
         Net income                                              83,247
     Decrease in Retained earnings                               16,650
         Dividends                                               16,381
         Directors' bonuses                                         120
         Other decreases                                            148
     Retained earnings at end of period                         805,043
-------------------------------------------------------------------------------

Notes: 1. All of directors' bonuses are for directors.
       2. Other decreases relate to revaluation of assets in accordance with accounting standard of the foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

Consolidated Interim Statement of Cash Flows
                                                              (Yen in millions)
-------------------------------------------------------------------------------
                                                       For the six months ended
                                                          September 30, 2002
-------------------------------------------------------------------------------
I. Cash flows from operating activities:
        Income before income taxes                                125,214
        Depreciation                                                9,424
        Amortization of goodwill                                   (4,210)
        Increase (decrease) in outstanding claims                  21,406
        Increase (decrease) in underwriting reserves              154,485
        Increase (decrease) in reserve for bad debts               (7,205)
        Increase in reserve for retirement benefits                (6,250)
        Increase in reserve for employees' bonuses                  4,449
        Increase in reserve for price fluctuation                   6,809
        Interest and dividend income                              (80,194)
        Net (profit) loss on investment securities                (78,916)
        Interest expenses                                           1,774
        Gain (loss) on foreign exchange                               356
        Loss (profit) related to properties                        (5,112)
        Investment income (loss) under the equity method             (328)
        Increase in other assets                                  (57,168)
         (other than investing and financing activities)
        Increase in other liabilities                              28,235
          (other than investing and financing activities)
        Other                                                       1,780
        Sub-total                                                 114,548
        Interest and dividends received                            90,888
        Interest paid                                              (1,061)
        Income taxes (paid) refunded                              (66,629)
        Net cash provided by operating activities                 137,745

-------------------------------------------------------------------------------
II. Cash flows from investing activities:
        Net decrease in deposit and savings                         4,227
        Purchases of monetary receivables bought                   (7,386)
        Proceeds from sales and redemption of monetary
          receivables bought                                       33,059
        Increase in money trusts                                   (5,500)
        Decrease in money trusts                                   32,941
        Purchases of investment securities                     (1,252,912)
        Proceeds from sales and redemption of securities          995,245
        Loans made                                               (102,458)
        Proceeds from collection of loans receivable              184,188
        Increase in cash received under securities
          lending transactions                                     23,736
        Other                                                         (42)
        Subtotal (II(a))                                          (94,900)
        Subtotal (I+II(a))                                         42,845
        Purchases of property and equipment                        (5,934)
        Proceeds from sales of property and equipment               7,484
        Net cash provided by (used in) investing activities       (93,350)

-------------------------------------------------------------------------------
III. Cash flows from financing activities:
        Purchase of treasury stocks                                 6,686
        Dividends paid                                            (16,380)
        Dividends paid by subsidiaries to minority shareholders      (146)
        Other                                                         (11)
        Net cash provided by financing activities                  (9,853)

-------------------------------------------------------------------------------
IV. Effect of exchange rate changes on cash and cash equivalents   (7,748)
-------------------------------------------------------------------------------
V. Net increase (decrease) in cash and cash equivalents            26,794
-------------------------------------------------------------------------------
VI. Cash and cash equivalents at beginning of period              962,369
-------------------------------------------------------------------------------
VII. Net increase in cash and cash equivalents due to
        inclusion of a subsidiary in scope of consolidation       175,741
-------------------------------------------------------------------------------
VIII. Cash and cash equivalents at end of period                1,164,905
-------------------------------------------------------------------------------

Basis of Presentation and Significant Accounting Policies

1.   Scope of consolidation

(1)  Number of consolidated subsidiaries - 15 companies

     (Name of companies)

     The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine")

     The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire")

     The Tokio Marine Life Insurance Company, Limited ("Tokio Marine Life")

     The Nichido Life Insurance Company, Limited ("Nichido Life")

     The Tokio Marine Career Service Company, Limited ("TCS")

     Tokio Marine Asset Management Company, Limited

     Trans Pacific Insurance Company

     Tokio Marine Europe Insurance Limited

     Tokio Marine Global Re Limited

     The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

     The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

     Tokio Marine Brasil Seguradora S.A.

     Tokio Millennium Re Ltd.

     The Tokio Marine Capital Research Ltd.

     Nichido Investment (Luxembourg) S.A.

The Tokio Marine & Fire Insurance Company (UK) Limited was renamed "Tokio
Marine Europe Insurance Limited" during the six months ended September 30, 2002.

(2)  Major non-consolidated subsidiaries

The Tokio Marine Claims Research Co., Ltd. and European Nichido Insurance Company Limited are the major non-consolidated subsidiaries.

Each non-consolidated subsidiary is considered insignificant in respect of its total assets, sales, net profit and loss for the period, and retained earnings. Accordingly, non-consolidated subsidiaries are not considered material to prevent reasonable judgement as to financial position and operating results. For this reason, these companies are excluded from the scope of consolidation.

2.   Application of the equity method

(1)  Number of affiliates applying the equity method - 1 company

          (Name of the company)

          First Insurance Company of Hawaii, Ltd.

(2) As for the non-consolidated subsidiaries (The Tokio Marine Claims Research Co., Ltd., European Nichido Insurance Company Limited, etc.) and affiliates (Tokio Marine Malayan Insurance Co., Inc. etc.), the equity method is not applied since each of the companies does not have significant effect on the consolidated net income for the six months and retained earnings. They are also not considered material as a whole.

(3) Consolidated domestic property and casualty insurance subsidiaries own 26.9% of the Japan Earthquake Reinsurance Co., Ltd. The Company eliminated the Japan Earthquake Reinsurance Co., Ltd. from its scope of application of the equity method since the Company considered that it did not have a significant controlling interest over the Japan Earthquake Reinsurance Co., Ltd. due to its communal business characteristics.

(4) With regard to the companies accounted for by the equity method, financial statements as of each company's interim balance sheet date, which could differ from the six-months end for consolidated financial statements, are used for the consolidated interim financial statements.

3.   Closing date of consolidated subsidiaries

For one consolidated domestic subsidiary and nine consolidated foreign subsidiaries, the end of the period of six months is June 30. Since the difference in the end of the six months period does not exceed three months, financial statements of the subsidiaries as of the six months end are used in preparing the consolidated interim financial statements. As for major transactions occurring during the intervening period, necessary adjustments are made upon consolidation.

4.   Accounting policies

(1)  Valuation of securities

a. Held-to-maturity debt securities are stated at amortized cost (straight-line method) determined by the moving-average method.

b. Securities other than trading securities, held-to-maturity debt securities and investments in subsidiaries and affiliates (hereinafter referred to as "other securities") with market value are stated at quoted price as of the end of the six months. Unrealized gains/losses on the securities are included in stockholders' equity, net of income taxes, and costs of securities sold are determined based on the moving-average method.

c. "Other securities" with no market value are stated at cost or amortized cost (under straight-line method) determined by the moving-average method.

d. Investments in non-consolidated subsidiaries and affiliates to which the equity method is not applied are stated at cost determined by the moving-average method.

e. The valuation of the securities held in individually managed money trusts which are mainly invested in securities for trading are accounted for by the mark-to-market method.

f. The valuation of the securities held in individually managed money trusts which are invested in securities not for trading nor held-to-maturity are accounted for by the same method as "other securities".

(2)  Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)  Depreciation of property and equipment

Depreciation of property and equipment owned by Millea Holdings and its consolidated domestic insurance subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to buildings, etc.) which were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4)  Reserves

a.   Reserve for bad debts

In order to provide for losses from bad debts, reserve for bad debts is accounted for pursuant to the rules of asset self-assessment and rules of asset write off and allowance by consolidated domestic insurance subsidiaries as follows:

For claims to a debtor who is in formal bankruptcy or any other bankruptcy related proceedings such as a stay order from a clearing house, and for receivables from an insolvent debtor who is not involved in such formal proceedings, the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantee is reserved.

For claims to a debtor who is likely to be insolvent in the near future, the amount which is considered necessary taking into account the debtor's overall situation, within the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantees, is reserved.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on loss experience in certain previous periods, is reserved.

For overseas claims, a reserve for specified overseas claims is provided considering possible losses arising from political or economic turmoil in foreign countries.

All claims are assessed by the asset management departments in accordance with the rules for asset self-assessment and then audited by the asset auditing departments, which are independent from these asset management departments. Reserves for bad debts mentioned above is computed based on the results of this assessment.

b.   Reserve for retirement benefits

For consolidated domestic subsidiaries, the reserve for retirement benefits is stated at the amount accrued at the end of the six months, based on projected benefit obligation and the estimated pension funds at the end of the current fiscal year.

Prior service costs are accounted for as expenses at the time of occurrence using the straight-line method over a certain length of years within the average remaining employment period of employees.

Actuarial differences are accounted for as expenses in the next period using the straight-line method over a certain length of years within the average remaining employment period of employees.

c.   Reserve for employees' bonuses

In order to prepare for employee bonus payments, Millea Holdings and its consolidated domestic subsidiaries accrue for reserve for employees' bonuses based on the estimated amount of payment.

d.   Reserve for price fluctuation

Consolidated domestic insurance subsidiaries provide reserves under Article 115 of the Insurance Business Law in order to provide for possible losses arising from price fluctuation of stock etc.

(5)  Consumption tax

For Millea Holdings and its consolidated domestic subsidiaries, consumption tax is accounted for by the tax-segregated method, except for loss adjustment expenses and underwriting and general administrative expenses of consolidated domestic insurance subsidiaries, which are accounted for by including tax method.

The undeductible consumption tax in respect of assets is included in Other assets (the suspense payments) and amortized evenly over five years.

(6)  Lease transactions

For Millea Holdings and its consolidated domestic subsidiaries, finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary operating lease transactions.

(7)  Hedge accounting

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine and Tokio Marine Life engage in asset liability management ("ALM") that controls the risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

Interest rate swap transactions that are used by Tokio Marine to manage the risks had been accounted for by the deferral method and hedge effectiveness is evaluated based on bulletin No.16 "Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public Accountants, March 31, 2000)" as an transitional treatment in bulletin No.26 "Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public Accountants, September 3, 2002)." Derivative contracts accounted for by this treatment are interest rate swap transactions with fixed income of 1,779,600 million yen in contract amount, interest rate swap transactions with fixed payments of 1,217,100 million yen in contract amount, and unrealized gain amounted to 100,394 million yen.

Since the interest rate swap transactions utilized by Tokio Marine Life do not satisfy the condition under bulletin No.26 to be accounted for by using the hedge accounting, unrealized deferred gains based on bulletin No.16 at the beginning of the six months are amortized over the remaining period until hedge tools mature (6-10 years). Deferred gains under this treatment at the end of the six months amounted to 47,171 million yen and the amount of gains amortized for the six months was 3,679 million yen.

In accordance with "Statement Concerning the Establishment of Accounting Standards on Financial Instruments (Business Accounting Deliberation Council, January 22, 1999)," Tokio Marine applies deferred hedge accounting to interest rate swap transactions which are used to control interest rate risk of bonds issued, while Tokio Marine Life applies the deferred hedge accounting to interest rate swap transactions at used to mitigate price fluctuation risks of bonds.

Hedge effectiveness is evaluated by comparative analysis of change in market value of the hedging instruments and the related hedged items.

(8)  Accounting treatment for the Business combination

Tokio Marine and Nichido Fire jointly established a holding company, "Millea Holdings, Inc.," through a statutory share exchange under Japanese law. The Company accounted for the business combination based on "Statement Concerning the Accounting Procedure for the Consolidation of Equity Interest Under Share Exchange or Share Transfer to Establish Wholly Owning Holding Company (Japanese Institute of Certified Public Accountants, August 31, 2000, last amended February 14, 2001)." Upon considering the facts and circumstances including such factors as size of total amount of shares of each combining entity, the Company accounted for Tokio Marine and its consolidated subsidiaries by a treatment similar to pooling of interest method, while the Company accounted for Nichido Fire and its consolidated subsidiaries using the purchase method.

(9)  Accounting for tax expenses

Income taxes-current and Income taxes-deferred for the six months ended September 30, 2002 for consolidated domestic insurance subsidiaries are calculated assuming additions to or deductions from the surplus reserve for contraction of fixed assets at year-end.

(10) Accounting for deferred assets in accordance with Article 113 of the Insurance Business Law

Nichido Life accounts for amortization of deferred assets as prescribed in
Article 113 of the Insurance Business Law, in accordance with applicable law and Articles of Incorporation.

(11) Accounting standard for overseas subsidiaries

The accounting standards applied to overseas subsidiaries are based on those in the countries where each consolidated subsidiary exists.

5. Scope of cash and cash equivalents for consolidated interim statement of cash flows

Cash and cash equivalents for the consolidated interim statements of cash flows consist of short-term investments, such as cash, demand deposits and time deposits whose period from deposit to the maturity or redemption date is within 3 months.

Notes

Notes to consolidated interim balance sheet

1. Accumulated depreciation of property and equipment amounts to 303,316 million yen and accumulated advanced depreciation deduction adjustment of properties is 27,775 million yen.

For the six months ended September 30, 2002, the amount of accumulated advanced depreciation deduction adjustment of properties is 0 million yen, which mainly relates to property and equipment for which treasury was provided.

2. Total amount of loans to borrowers in bankruptcy, past due loans, accruing loans contractually past due for 3 months or more, and restructured loans is 82,304 million yen. The breakdown is as follows:

(1) The amount of loans to borrowers in bankruptcy is 18,984 million yen. Loans are generally placed on nonaccrual status when substantial doubt exists as to the ultimate collectibility of either principal or interest, if they are past due for certain period, or for other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans after the partial write-off for the position are deemed uncollectible, which are defined in
     Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law.

(2) The amount of past due loans is 54,142 million yen. Past due loans are nonaccrual status loans other than loans to borrowers in bankruptcy or loans for which interest payments are deferred in order to assist the financial recovery of borrowers in financial difficulties.

(3) The amount of loans contractually past due for 3 months or more is 416 million yen. Loans contractually past due for 3 months or more do not include loans classified as loans to borrowers in bankruptcy or past due loans.

(4) The amount of restructured loans is 8,762 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are made to the borrowers in financial difficulties to assist them in their financial recovery, improving their ability to repay to the creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for 3 months or more.

3. Assets pledged as collateral comprised securities totaling 39,360 million yen and deposits amounting to 340 million yen. Liabilities related to pledged assets were reserves for outstanding claims of 894 million yen and loans payable of 251 million yen.

Securities pledged as replacement of collateral for futures transactions totaled 53,283 million yen, and securities pledged for the Bank of Japan's instant gross settlement system for transactions of checking accounts and Japanese government bonds totaled 151,568 million yen.

4. Securities received for the loan transaction with cash collateral amounted to 52,919 million yen at its market value.

5. Gains or losses on hedge instruments are netted and included in Other liabilities. The amount of gross gains and losses on deferred hedge are 217,638 million yen and 64,791 million yen, respectively.

6. Loaned securities of 253,755 million yen are included in Securities.

7. Loan commitments unused amounted as follows;

                                (Yen in millions)
     Total loan commitments                 6,039
     Balance of loans in force              1,183
     --------------------------------------------
     Loan commitments unused                4,855

8. Tokio Marine has provided guarantees for the loans amounted to 2,000 million yen from a financial institution to First Chicago Tokio Marine Financial products Ltd.

In addition, Tokio Marine has concluded a support agreement with First Chicago Tokio Marine Financial Products Ltd.("FCTM") under which Tokio Marine would provide FCTM capital if its net assets fell below a certain amount or if its liquid assets were insufficient to settle its liabilities. The support agreement is not a guarantee of the payment of FCTM's debts. As at September 30, 2002, FCTM's net assets is above a certain level and its liquid assets are not insufficient. The amount of FCTM's debt relating to the agreement as at September 30, 2002, was 137,980 million yen.

9. Other assets include deferred assets as prescribed in Article 113 of the Insurance Business Law in the amount of 673 million yen.

Notes to consolidated interim statement of income

1. Major components of business expenses         (Yen in millions)
                     Agency commissions              157,119
                     Salaries                         64,698

Business expenses consist of Underwriting and general administrative expenses, Loss adjustment expenses and Agency commissions and brokerage, as shown in the consolidated interim statement of income.

Notes to consolidated interim statement of cash flows

1. Reconciliation of cash and cash equivalents to the amounts disclosed in the consolidated interim balance sheet is as follows:

                                       (At September 30, 2002, Yen in millions)
       Cash, deposits and savings                      693,305
       Call loans                                      526,400
       Monetary receivables bought                      83,535
       Securities                                    6,461,530
       Time deposits with initial term
         over three months to maturity                (110,705)
       Monetary receivables bought not included
         in cash equivalents                           (78,234)
       Securities not included in cash
         equivalents                                (6,410,926)
       --------------------------------------------------------
       Cash and cash equivalents                     1,164,905

2. Cash flows from investing activities include cash flows arising from investment activities relating to the insurance business.

Segment Information

1. Segment information by lines of business

Current year (from April 1, 2002 to September 30, 2002)

                                                                                                                  (Yen in millions)
                                                              Property and
                                                                Casualty    Life     Others     Total    Elimination  Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary income
 (1) Ordinary income from transactions with external customers 1,264,210   157,347    1,543   1,423,101     (5,120)     1,417,981
 (2) Ordinary income arising from internal segment transacton      5,667        57       86       5,812     (5,812)             -
Total Ordinary Income                                          1,269,878   157,404    1,630   1,428,913    (10,932)      1,417,981
Ordinary Expenses                                              1,144,846   155,396    1,467   1,301,710    (10,928)      1,290,782
Ordinary Profit/Loss                                             125,032     2,008      162     127,203         (4)        127,198
-----------------------------------------------------------------------------------------------------------------------------------

Notes:

1. The segments are calssified based on the characteristics of operation of reporting company and its subsidiaries.

2.   Major operations of each segment are as follows;

       Property and Casualty  : Underwriting property and casualty insurance and related investment activities
       Life                   : Underwriting life insurance and related
                                investment activities
       Others                 : Securities investment advisory and securities
                                investment trusts business

3. Major component of the "Elimination" set for "Ordinary income from transactions with external customers" is for the reclassification of Losses on derivative transactions amounted to 5,094 million yen which is included in ordinary income from Property and Casualty segment.


2. Segment information by location

Current year (from April 1, 2002 to September 30, 2002)

Segment information by location is omitted because the "business in Japan" constitutes more than 90 percent of the aggregated amount of the ordinary income of all segments.


3. Segment information on overseas sales

Current year (from April 1, 2002 to September 30, 2002)

Since overseas sales (ordinary income) constitutes less than 10% of the consolidated sales (consolidated ordinary income), segment information on overseas sales has been omitted.

Lease transactions

1. Finance leases other than which are deemed to transfer the ownership of the leased assets to lessees

     (1) Amounts equivalent to acquisition cost, accumulated depreciation and balance at end of period are as follows:

                                                   (Yen in millions)
          ----------------------------------------------------------
                                    For the six months ended
                                       September 30, 2002
                             ---------------------------------------
                             Acquisition   Accumulated      Balance
                                Cost       depreciation     at end
          ----------------------------------------------------------
          Movables             27,564         17,660         9,903
          ----------------------------------------------------------

          Acquisition cost includes interest payable thereon because the balance of future lease payment at the end of the six months represent insignificant proportion of total property and equipment asset at the end of the period.

     (2)  Balance of future lease payment at end of period

                                                     (Yen in millions)

                                              As at September 30, 2002
                                              ------------------------
          Due within one year                            5,493
          Due over one year                              4,410
                                                         -----
          Total                                          9,903
                                                         =====

          Future lease payments include interest payable thereon because the balance of future lease payment at end represent insignificant proportion of total property and equipment asset at the end of the period.

     (3)  Lease payments paid and depreciation equivalent

                                                     (Yen in millions)

                                              For the six months ended
                                                 September 30, 2002
                                                 ------------------
          Lease payments paid                            3,219
          Depreciation equivalent                        3,219

     (4) Depreciation equivalent is computed using the straight line method, supposing that useful life is lease period and that there is no residual value.


2.   Operating Leases

     Future lease payments
                                                     (Yen in millions)

                                               As at September 30, 2002
                                               ------------------------
           Due within one year                              2
           Due over one year                                1
                                                          ---
           Total                                            4
                                                          ===

                                   Securities

1.   Securities held to maturity with market value

                                                              (Yen in millions)
     --------------------------------------------------------------------------
     Type                          As of September 30, 2002
                          ------------------------------------------------------
                          Carrying value   Market value   Difference
     ---------------------------------------------------------------------------
     Bonds                     557,687       608,361        50,673
     ---------------------------------------------------------------------------


2.   "Other securities" with market value

                                                              (Yen in millions)
     ---------------------------------------------------------------------------
     Type                           As of September 30, 2002
                          ------------------------------------------------------
                          Acquisition cost   Carrying value   Difference
     ---------------------------------------------------------------------------
     Bonds                    2,359,626        2,441,613          81,987
     Stocks                   1,426,562        2,394,286         967,723
     Foreign securities         620,752          643,498          22,746
     Others                     151,491          151,731             240
     ---------------------------------------------------------------------------
     Total                    4,558,433        5,631,130       1,072,697
     ---------------------------------------------------------------------------

     Notes: 1. "Others" include foreign mortgage securities (acquisition cost
               Yen 41,878 million, carrying value Yen 43,291 million, difference Yen 1,412 million) which are presented as monetary receivables bought.

            2. Impairment loss amounting to Yen 31,791 million were recognized for "Other securities" with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.


3.   Carrying values of securities with no market value

     (1)  Bonds held to maturity

          None

     (2)  Other securities                           (Yen in millions)

            Bonds                                             599
            Stocks                                        175,324
            Foreign securities                             54,906
            Others                                        347,106

Notes: "Others" include negotiable deposits (Yen 300,003 million) which are included in "Cash, deposits and savings"and commercial papers (Yen 7,364 million) which are included in "Monetary receivables bought".

                                  Money trusts

1.   Money trusts held to maturity

     None

2. Money trusts other than that held to maturity or that held for trading purposes

                                                              (Yen in millions)
     --------------------------------------------------------------------------
         Item                          As of September 30, 2002
                      ---------------------------------------------------------
                      Acquisition cost   Carrying Value   Difference
     --------------------------------------------------------------------------
     Money trusts          47,595             46,325        (1,270)
     --------------------------------------------------------------------------

     Notes:

     1. Other than above, money trusts in the amount of 101 million yen are carried at their original cost at September 30, 2002.

     2. Impairment losses amounting to 2,822 million yen were recognized for "Money trusts other than that held to maturity or that held for trading purposes" with market value for the six months ended September 30, 2002. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1)  Foreign currency-related instruments

                                                              (Yen in millions)
-------------------------------------------------------------------------------
                                              As of September 30, 2002
                                     ------------------------------------------
                                                                    Unrealized
                                     Contract amount   Fair value   gain/(loss)
-------------------------------------------------------------------------------
Over-the-counter transactions:
   Foreign exchange forwards
       Short
           USD                          146,705         (2,092)       (2,092)
           GBP                           17,878           (614)         (614)
           HKD                            8,666             24            24
           EUR                            9,931           (227)         (227)
           CAD                              248             (1)           (1)
       Long
           USD                           34,755            600           600
           EUR                           14,487            302           302
   Currency swaps
       Pay Foreign/ Rec. Yen
           USD                           46,863         (1,620)       (1,620)
   Currency options
       Short
           Call
                   USD                    8,320
                                             13              6             6
                   GBP                    6,491
                                             25             13            11
                   EUR                   16,708
                                             53             49             3
           Put
                   USD                    1,770
                                             10              0            10
                   EUR                      567
                                              4              0             4
       Long
           Call
                   USD                    4,972
                                             20             17            (2)
                   GBP                    4,836
                                             31             28            (2)
                   EUR                   13,327
                                             85            105            20
           Put
                   USD                    1,187
                                              9              0            (9)
-------------------------------------------------------------------------------
   Total                                337,716         (3,406)       (3,585)
-------------------------------------------------------------------------------

Notes: 1. The fair value of the foreign exchange forwards agreements and foreign currency swap agreements at end of period is based on the futures' market price. The fair value of foreign currency options contracts at end of period is based on the option pricing model.

       2. Those instruments to which hedge accounting are applied are not included in the table.

       3. For foreign currency options, option premiums are shown beneath the contract amount of the option.

(2)  Interest rate-related instruments

                                                               (Yen in millions)
     ---------------------------------------------------------------------------
                                              As of September 30, 2002
                                     -------------------------------------------
                                                       Market/Fair   Unrealized
                                     Contract amount       value     gain/(loss)
     ---------------------------------------------------------------------------
     Market transactions:
        Interest rate futures options
            Short
                Call                       70,235
                                               20             35          (15)
                Put                        59,154
                                                6              0            5
            Short
                Call                       70,235
                                               22             39           16
                Put                        59,461
                                               20              0          (19)
     ---------------------------------------------------------------------------
     Over-the-counter transactions:
        Interest rate swap
            Pay.float/Rec.fix           2,402,945        226,082      226,082
            Pay.fix/Rec.float           1,226,245        (60,697)     (60,697)
     ---------------------------------------------------------------------------
     Total                              3,888,277        165,461      165,373
     ---------------------------------------------------------------------------
     Notes: 1. The fair value of the interest rate future option transactions at the end of period is based on the cosing price at major stock exchanges.

            2. The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.

            3. Interest rate swap transactions to which deferred hedge accounting is applied based on "Tentative Accounting and Auditing Treatment related to Adoption of Accounting for Financial Instruments in the Insurance Industry" amounted to 2,996,700 million yen in contract amount and 98,203 million yen both in far value and unrealized gain at September 30, 2002. Interest rate swap transactions to which deferred hedge accounting is applied based on "Statement Concerning the Establishment of an Accounting Standard Related to Financial Products" amounted to 54,300 million yen in contract amount and 5,285 million yen both in fair value and unrealized gain at September 30, 2002.

(3)  Equity-related instruments

     ---------------------------------------------------------------------------
                                              As of September 30, 2002
                                     -------------------------------------------
                                                       Market/Fair   Unrealized
                                     Contract amount      value      gain/(loss)
     ---------------------------------------------------------------------------
     Market transactions:
        Equity index futures
            Short                       14,386            278          278
            Long                           704            (39)         (39)
        Equity index options
            Short
                Call                     4,338
                                            31             19           12
                Put                      1,132
                                            14              6            7
            Long
                Call                     7,148
                                            75             60          (14)
                Put                        246
                                             7              5           (2)
     ---------------------------------------------------------------------------
     Over-the-counter transactions:
        Equity options
            Long
                Call                       171
                                            34             27           (6)
     ---------------------------------------------------------------------------
     Total                              28,128            358          234
     ---------------------------------------------------------------------------
     Notes: 1. The market value of the equity index futures and equity index options as of the end of period is based on the quoted final price of the primary stock exchanges.

            2. The fair value of option contracts on individual equities is quoted from counter monetary facilities.

            3. For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(4)  Bond-related instruments

     ---------------------------------------------------------------------------
                                              As of September 30, 2002
                                     -------------------------------------------
                                                       Market/Fair   Unrealized
                                     Contract amount      value      gain/(loss)
     ---------------------------------------------------------------------------
     Market transactions:
        Bond futures
            Short                        26,890           (21)         (21)
            Long                         15,224           112          112

        Bond future options
            Short
                Call                     14,672
                                            114           118           (3)
                Put                       2,721
                                             25            13           12
     ---------------------------------------------------------------------------
     Total                               59,508           221           99
     ---------------------------------------------------------------------------
     Notes: 1. The market value of the bond futures and the bond options as of the end of period is based on the quoted final price at the primary stock exchanges.

            2. For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.


(5)  Weather-related instruments

     ---------------------------------------------------------------------------
                                              As of September 30, 2002
                                     -------------------------------------------
                                                       Market/Fair   Unrealized
                                     Contract amount      value      gain/(loss)
     ---------------------------------------------------------------------------
     Over-the-counter transactions:
        Weather derivatives
            Short                         141
                                           22             10             12
     ---------------------------------------------------------------------------
     Total                                141             10             12
     ---------------------------------------------------------------------------
     Notes: 1. The contract amount of option premiums is the amount as of the commencement date.

            2. The option premiums are shown below the respective contractual amount as of the commencement date.

(6)  Credit-related instruments

     ---------------------------------------------------------------------------
                                              As of September 30, 2002
                                     -------------------------------------------
                                                       Market/Fair   Unrealized
                                     Contract amount      value      gain/(loss)
     ---------------------------------------------------------------------------
     Over-the-counter transactions:
        Credit derivatives
            Short                       1,262,770      (26,215)       (26,215)
            Long                          376,890        7,686          7,686
     ---------------------------------------------------------------------------
     Total                              1,639,600      (18,528)       (18,528)
     ---------------------------------------------------------------------------
     Notes: The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model.


(7)  Commodity-related instruments

     None

Interim Financial Statements of Tokio Marine and its Consolidated Subsidiaries

Consolidated Interim Balance Sheets
                                                                            (Yen in million except percentage)
--------------------------------------------------------------------------------------------------------------
                                                          As of               As of                 As of
                                                   September 30, 2002  September 30, 2001      March 31, 2002
                                                  ------------------------------------------------------------
                                                    Amount     Ratio     Amount     Ratio     Amount     Ratio
--------------------------------------------------------------------------------------------------------------
                           Assets                                  %                    %                    %
                           ------
Cash, deposits and savings                          531,144    6.72     104,547     1.30      463,616    5.40
Call loans                                          526,400    6.66     706,000     8.75      403,700    4.70
Monetary receivables bought                          77,361    0.98     132,122     1.64      164,697    1.92
Money trust                                          44,337    0.56      64,485     0.80       76,386    0.89
Securities                                        5,120,212   64.82   4,800,504    59.51    5,093,731   59.33
Loans                                               595,467    7.54     705,336     8.74      661,375    7.70
Property and equipment                              284,487    3.60     293,268     3.64      290,295    3.38
Other assets                                        723,365    9.16     615,427     7.63      666,788    7.77
Deferred tax assets                                  15,076    0.19       6,136     0.08        8,612    0.10
Customers' liabilities under
  acceptances and guarantees                         25,543    0.32     685,875     8.50      806,659    9.40
Reserve for bad debts                               (44,508)  (0.56)    (47,146)   (0.58)     (50,575)  (0.59)
--------------------------------------------------------------------------------------------------------------
                        Total assets              7,898,888  100.00   8,066,558   100.00    8,585,286  100.00
--------------------------------------------------------------------------------------------------------------
                        Liabilities
                        -----------
Underwriting funds                                5,020,884   63.56   4,772,105    59.16    4,845,474   56.44
    Outstanding claims                              565,401             532,165               546,543
    Underwriting reserves                         4,455,482           4,239,939             4,298,931
Straight Bonds                                      110,000    1.39     110,000     1.36      110,000    1.28
Other liabilities                                   896,120   11.34     510,705     6.33      639,027    7.44
Reserve for retirement benefits                     165,216    2.09     156,618     1.94      172,098    2.00
Reserve for employees' bonuses                       18,459    0.23      17,297     0.21       14,207    0.17
Reserve under the special law                        42,835    0.54      37,731     0.47       36,867    0.43
    Reserve for price fluctuation                    42,835              37,731                36,867
Deferred tax liabilities                              2,220    0.03      96,093     1.19      150,124    1.75
Acceptances and guarantees                           25,543    0.32     685,875     8.50      806,659    9.40
--------------------------------------------------------------------------------------------------------------
                     Total liabilities            6,281,278   79.52   6,386,426    79.17    6,774,459   78.91
--------------------------------------------------------------------------------------------------------------
                     Minority interest                1,843    0.02       1,894     0.02        2,039    0.02
--------------------------------------------------------------------------------------------------------------
                    Stockholders' equity
                    --------------------
Common stock                                        101,994    1.29     101,994     1.26      101,994    1.19
Additional paid-in capital                           38,782    0.49      38,782     0.48       38,782    0.45
Retained earnings                                   765,601    9.69     732,133     9.08      738,446    8.60
Unrealized gains on investments, net of taxes       721,737    9.14     814,781    10.10      933,741   10.88
Foreign currency translation adjustments            (12,350)  (0.16)     (9,444)   (0.12)      (3,529)  (0.04)
                           Total                  1,615,766   20.46   1,678,248    20.81    1,809,435   21.08
Treasury stock                                            -       -         (11)   (0.00)        (648)  (0.01)
--------------------------------------------------------------------------------------------------------------
                 Total stockholders' equity       1,615,766   20.46   1,678,236    20.80    1,808,786   21.07
--------------------------------------------------------------------------------------------------------------
Total liabilities, minority interest and
  stockholders' equity                            7,898,888  100.00   8,066,558   100.00    8,585,286  100.00
--------------------------------------------------------------------------------------------------------------

Note: Certain reclassifications are made to previous periods' presentation to conform to that of current period.

Consolidated Interim Statements of Income
                                                                                                 (Yen in million except percentage)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      For the six months ended               For the year ended
                                                               September 30, 2002     September 30, 2001       March 31, 2002
                                                              ---------------------------------------------------------------------
                                                                Amount      Ratio      Amount     Ratio      Amount    Ratio
-----------------------------------------------------------------------------------------------------------------------------------
             Ordinary income and expenses                                       %                     %                     %
             ----------------------------
Ordinary income                                                1,166,356    100.00     974,898    100.00   2,020,043    100.00
  Underwriting income                                            977,567     83.81     883,318     90.61   1,862,711     92.21
      Net premiums written                                       731,758               669,649             1,383,725
      Deposit premiums from policyholders                        100,518               102,828               205,647
      Investment income on deposit
       premiums from policyholders                                28,253                30,557                60,679
      Life insurance premiums                                    116,896                79,794               210,530
  Investment income                                              175,989     15.09      84,441      8.66     143,111      7.08
      Interest and dividends received                             68,285                76,504               141,116
      Profit on investment in money trusts                           212                    40                   315
      Profit on trading securities                                    30                     -                     -
      Profit on sales of securities                              115,441                31,232                50,205
      Profit on redemption of securities                           3,939                 1,052                 8,463
      Profit on derivative transactions                           14,545                 5,442                     -
      Transfer of investment income on
        deposit premiums                                        (28,253)              (30,557)              (60,679)
  Other ordinary income                                           12,800      1.10       7,138      0.73      14,220      0.70
      Investment income under the equity method                      328                     -                     -
Ordinary expenses                                              1,042,890     89.41     921,788     94.55   1,946,341     96.35
  Underwriting expenses                                          860,515     73.78     747,560     76.68   1,583,125     78.37
      Net claims paid                                            346,611               357,054               739,508
      Loss adjustment expenses                                    30,314                28,595                56,707
      Agency commissions and brokerage                           131,457               126,710               262,596
      Maturity refunds to policyholders                          157,238               155,502               384,225
      Dividends to policyholders                                      33                   160                   211
      Life insurance claims                                       10,885                 7,996                18,097
      Provision for outstanding claims                            21,649                12,882                 7,742
      Provision for underwriting reserves                        159,506                57,315               113,187
  Investment expenses                                             31,624      2.71      25,488      2.61      63,715      3.15
      Loss on investment in money trusts                             452                   766                   442
      Loss on trading securities                                       -                     -                   287
      Loss on sales of securities                                  4,002                   763                 5,218
      Loss on revaluation of securities                           24,748                22,665                42,971
      Loss on redemption of securities                               146                   429                   611
      Loss on derivative transactions                                  -                     -                14,057
  Underwriting and general administrative expenses               148,190     12.71     143,813     14.75     283,302     14.02
  Other ordinary expenses                                          2,560      0.22       4,926      0.51      16,197      0.80
      Interest paid                                                1,504                 1,470                 3,043
      Provision for bad debts reserve                                  -                 2,167                 6,854
      Bad-debt expenses                                               23                    56                    62
      Investment loss under the equity method                          -                   469                   929
                      Ordinary profit                            123,465     10.59      53,109      5.45      73,701      3.65
-----------------------------------------------------------------------------------------------------------------------------------
             Extraordinary gains and losses
             ------------------------------
Extraordinary gains                                                6,337      0.54       7,083      0.73       7,361      0.36
    Profit on sales of properties                                  6,337                 7,083                 7,361
Extraordinary losses                                               6,999      0.60       9,292      0.95      23,177      1.15
        Loss on sales of properties                                  535                 3,202                 3,973
        Provision for reserve under the special law                5,967                 6,086                 5,223
               Provision for reserve for price fluctuation         5,967                 6,086                 5,223
        Extra write-off against profit on sales of properties          0                     4                     9
        Other                                                        496                     -                13,970
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       122,803     10.53      50,901      5.22      57,886      2.87
Income taxes - current                                            76,674      6.57      38,019      3.90      54,000      2.67
Income taxes - deferred                                          (34,359)    (2.95)    (21,507)    (2.21)    (37,506)    (1.86)
Minority interest                                                     70      0.01         199      0.02         320      0.02
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                        80,417      6.89      34,190      3.51      41,072      2.03
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Interim Statements of Retained Earnings
                                                                                                                 (Yen in millions)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              For the six months ended
                                                                      ---------------------------------------   For the year ended
                                                                      September 30, 2002   September 30, 2001     March 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
                                  Additional paid-in capital
                                  --------------------------
Additional paid-in capital at beginning of                                  38,782               38,782               38,782
Additional paid-in capital at end of                                        38,782               38,782               38,782

                                      Retained earnings
                                      -----------------
Unappropriated retained earnings at beginning of                           738,446              710,385              710,385
Increase in unappropriated retained earnings                                80,417               35,039               41,624
      Net income                                                            80,417               34,190               41,072
      Increase in connection with newly consolidated subsidiaries                -                  564                  551
      Other increases                                                            -                  285                    -
Decrease in unappropriated retained earnings                                53,262               13,292               13,563
      Dividends                                                             52,993               13,172               13,172
      Directors' bonus                                                         120                  120                  120
      Other decreases                                                          148                    -                  270
Unappropriated retained earnings at end of                                 765,601              732,133              738,446
----------------------------------------------------------------------------------------------------------------------------------

Note: Certain reclassifications are made to previous periods' presentation to conform to the presentation for the current six months.

Consolidated Interim Statements of Cash Flows

                                                                                                                 (Yen in millions)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              For the six months ended
                                                                      ---------------------------------------   For the year ended
                                                                      September 30, 2002   September 30, 2001     March 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
I. Cash flows from operating activities:
          Income before income taxes                                          122,803            50,901                 57,886
          Depreciation                                                          7,193             7,639                 15,692
          Increase (decrease) in outstanding claims                            21,724            13,637                  8,020
          Increase (decrease) in underwriting reserves                        158,130            56,822                111,821
          Increase (decrease) in reserve for bad debts                         (5,908)           (2,838)                   355
          Increase (decrease) in reserve for retirement benefits               (6,882)              740                 16,220
          Increase in reserve for employees' bonuses                            4,276             3,114                     20
          Increase in reserve for price fluctuation                             5,967             6,086                  5,223
          Interest and dividend income                                        (68,285)          (76,504)              (141,116)
          Net (profit) loss on securities                                     (90,513)           (8,427)                (9,581)
          Interest expenses                                                     1,504             1,470                  3,043
          Loss (profit) on foreign exchange                                        21              (246)                (1,396)
          Loss (profit) related to properties                                  (5,355)           (3,877)                (3,378)
          Investment income(loss) under the equity method                        (328)              469                    929
          Increase in other assets
           (other than investing and financing activities)                    (38,838)          (16,371)               (12,188)
          Increase in other liabilities
           (other than investing and financing activities)                     10,471            52,277                 22,258
          Other                                                                   832             6,224                  5,299
          Sub-total                                                           116,813            91,117                 79,110
          Interest and dividends received                                      76,735            82,622                141,674
          Interest paid                                                          (793)             (867)                (2,075)
          Income taxes paid                                                   (47,857)          (10,229)               (15,581)
          Net cash provided by operating activities                           144,898           162,643                203,128

-----------------------------------------------------------------------------------------------------------------------------------
II. Cash flows from investing activities:
          Net increase in deposit and savings                                   3,970             7,421                 17,857
          Purchases of monetary receivables bought                             (3,717)           (7,962)               (32,989)
          Proceeds from sales and redemption of monetary
            receivables bought                                                 32,403             9,683                 23,776
          Increase in money trusts                                                  -                 -                (16,000)
          Decrease in money trusts                                             30,315            10,360                 15,642
          Purchases of securities                                          (1,005,783)         (604,890)            (1,235,684)
          Proceeds from sales and redemption of securities                    741,189           315,249                871,407
          Loans made                                                          (66,615)          (79,054)              (152,227)
          Proceeds from collection of loans receivable                        132,516           146,580                263,308
          Increase in cash received under securities lending
            transactions                                                       47,927                 -                122,445
          Other                                                                   (35)                -                      -
          II(a) Subtotal                                                      (87,829)         (202,612)              (122,466)
          Subtotal (I+II(a))                                                   57,068           (39,968)                80,662
          Purchases of property and equipment                                  (3,481)           (6,836)               (13,225)
          Proceeds from sales of property and equipment                         7,227            15,748                 16,802
          Net cash provided by (used in) investing activities                 (84,083)         (193,700)              (118,889)

-----------------------------------------------------------------------------------------------------------------------------------
III. Cash flows from financing activities:
          Purchase of treasury stock                                                -                 0                   (635)
          Dividends paid by the Tokio Marine                                  (13,165)          (13,154)               (13,173)
          Dividends paid by subsidiaries to minority shareholders                (146)             (128)                  (129)
          Other                                                                    (2)                -                      -
            Net cash provided by (used in) financing activities               (13,314)          (13,281)               (13,938)

-----------------------------------------------------------------------------------------------------------------------------------
IV. Effect of exchange rate changes on cash and cash equivalents               (7,542)            1,369                  5,243

-----------------------------------------------------------------------------------------------------------------------------------
V. Net increase (decrease) in cash and cash equivalents                        39,958           (42,969)                75,544

-----------------------------------------------------------------------------------------------------------------------------------
VI. Cash and cash equivalents at beginning of                                 962,369           885,045                885,045

-----------------------------------------------------------------------------------------------------------------------------------
VII. Net increase in cash and cash equivalents from
          inclusion of a subsidiary in scope of consolidation                       -               548                  1,779

-----------------------------------------------------------------------------------------------------------------------------------
VIII. Cash and cash equivalents at end of                                  1,002,327            842,624                962,369
-----------------------------------------------------------------------------------------------------------------------------------

Note: Certain reclassifications are made to previous periods' presentation to conform to that of current period.

Interim Financial Statements of Nichido Fire and its Consolidated Subsidiaries

Consolidated Interim Balance Sheets

                                                                                               (Yen in millions except percentages)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  As of September 30, 2002     As of September 30, 2001        As of March 31, 2002
                                                 ----------------------------------------------------------------------------------
                                                     Amount        Ratio          Amount        Ratio          Amount        Ratio
-----------------------------------------------------------------------------------------------------------------------------------
                         Assets                                        %                            %                            %
                         ------
Cash, deposits and savings                           161,494        8.38          157,078        7.94          175,493        8.75
Monetary receivables bought                            6,174        0.32            3,330        0.17            3,186        0.16
Money trust                                           28,665        1.49           27,056        1.37           26,612        1.33
Securities                                         1,343,966       69.78        1,376,721       69.57        1,432,685       71.40
Loans                                                161,983        8.41          201,533       10.18          175,878        8.76
Property and equipment                                83,689        4.35           84,603        4.27           84,745        4.22
Other assets                                         132,486        6.88          124,838        6.31          115,087        5.73
Deferred tax assets                                   18,281        0.95           11,467        0.58                -           -
Customers' liabilities under
    acceptances and guarantees                             -           -            5,000        0.25            5,000        0.25
Reserve for bad debts                                (10,801)      (0.56)         (12,701)      (0.64)         (12,080)      (0.60)
-----------------------------------------------------------------------------------------------------------------------------------
                      Total Assets                 1,925,939      100.00        1,978,927      100.00        2,006,609      100.00
-----------------------------------------------------------------------------------------------------------------------------------
                      Liabilities
                      -----------
Underwriting funds                                 1,373,322       71.31        1,398,814       70.69        1,377,285       68.64
    Outstanding claims                               120,528                      122,703                      120,845
    Underwriting reserves                          1,252,793                    1,276,111                    1,256,439
Straight bonds                                        25,000        1.30           25,000        1.26           25,000        1.25
Convertible bonds                                          -           -           12,500        0.63                -           -
Other liabilities                                     69,052        3.59           79,731        4.03           83,739        4.17
Reserve for retirement benefits                       26,817        1.39           26,862        1.36           26,185        1.30
Reserve for employees' bonuses                         3,867        0.20            4,132        0.21            3,827        0.19
Reserve under the special law                          2,577        0.13            7,866        0.40            1,736        0.09
    Reserve for price fluctuation                      2,577                        7,866                        1,736
Deferred tax liabilities                               2,797        0.14            2,867        0.14           11,679        0.58
Acceptances and guarantees                                 -           -            5,000        0.25            5,000        0.25
-----------------------------------------------------------------------------------------------------------------------------------
                   Total Liabilities               1,503,434       78.06        1,562,776       78.97        1,534,453       76.47
-----------------------------------------------------------------------------------------------------------------------------------
                   Minority interest                       0        0.00                0        0.00                0        0.00
-----------------------------------------------------------------------------------------------------------------------------------
                  Stockholders' Equity
                  --------------------
Common stock                                          50,550        2.63           50,550        2.55           50,550        2.52
Additional paid-in capital                            34,187        1.78           34,187        1.73           34,187        1.70
Retained earnings                                    144,705        7.51          146,028        7.38          147,542        7.35
Unrealized gains on investments, net of taxes        194,363       10.09          186,447        9.42          240,524       11.99
Foreign currency translation adjustments              (1,302)      (0.07)          (1,062)      (0.05)            (591)      (0.03)
                         Total                       422,505       21.94          416,152       21.03          472,213       23.53
Treasury stock                                             -           -               (0)      (0.00)             (57)      (0.00)
-----------------------------------------------------------------------------------------------------------------------------------
               Total stockholders' equity            422,505       21.94          416,151       21.03          472,156       23.53
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interest and
Stockholders' Equity                               1,925,939      100.00        1,978,927      100.00        2,006,609      100.00
-----------------------------------------------------------------------------------------------------------------------------------

Notes: Certain reclassifications are made to previous periods' presentation to conform to that of current period.

Consolidated Interim Statements of Income

                                                                               (Yen in millions except percentages)
-------------------------------------------------------------------------------------------------------------------
                                                               For the six months ended         For the year ended
                                                       ---------------------------------------
                                                        September 30, 2002  September 30, 2001    March 31, 2002
                                                       ------------------------------------------------------------
                                                         Amount     Ratio    Amount     Ratio    Amount    Ratio
-------------------------------------------------------------------------------------------------------------------
Ordinary income and expenses                                            %                   %                  %
----------------------------
    Ordinary income                                     260,325    100.00   275,783    100.00   575,626   100.00
      Underwriting income                               244,738     94.01   253,138     91.79   516,228    89.68
          Net premiums written                          190,770             188,104             371,169
          Deposit premiums from policyholders            29,230              38,884              78,158
          Investment income on deposit
           premiums from policyholders                    7,332               8,214              15,688
          Life insurance premiums                        13,556              11,755              24,568
          Reversal of reserves for outstanding claims       317                   -                 527
          Reversal of underwriting reserves               3,514               6,097              25,681
      Investment income                                  14,108      5.42    22,526      8.17    59,154    10.28
          Interest and dividends received                13,739              15,588              30,613
          Profit on investment in money trust               211                 268                 479
          Profit on sales of securities                   7,135              13,563              43,006
          Profit on redemption of securities                  0                   0                   0
          Profit on derivative transactions                   -               1,299                 675
          Transfer of investment income on deposit
                       premiums from policyholders       (7,332)             (8,214)            (15,688)
      Other ordinary income                               1,479      0.57       118      0.04       243     0.04
    Ordinary expenses                                   243,042     93.36   269,263     97.64   566,779    98.47
      Underwriting expenses                             198,601     76.29   211,825     76.81   429,232    74.57
          Net claims paid                                96,808             100,055             202,632
          Loss adjustment expenses                        8,021               7,757              16,134
          Agency commissions and brokerage               35,579              36,599              71,880
          Maturity refunds to policyholders              56,717              64,806             135,858
          Dividends to policyholders                          7                  53                  78
          Life insurance claims                           1,215               1,029               2,348
          Provision for outstanding claims                    -               1,329                   -
      Investment expenses                                 4,908      1.89    17,114      6.21    59,155    10.28
          Loss on investment in money trust               1,371               1,458               1,335
          Loss on trading securities                         43                   -                   -
          Loss on sales of securities                       751                 762               5,064
          Loss on revaluation of securities               2,331              13,871              52,521
          Loss on redemption of securities                    -                   -                   1
          Loss on derivative transactions                   410                   -                   -
      Underwriting and
       general administrative expenses                   38,867     14.93    39,627     14.37    76,666    13.32
      Other ordinary expenses                               666      0.25       695      0.25     1,724     0.30
          Interest paid                                     270                 355                 693
          Bad-debt expenses                                   0                  34                  34
          Amortization of intangibles                        96                  96                 192
    Ordinary profit                                      17,282      6.64     6,519      2.36     8,847     1.53
-----------------------------------------------------------------------------------------------------------------
Extraordinary gains and losses
------------------------------
    Extraordinary gains                                       2      0.00     2,646      0.96     9,294     1.61
        Profit on sales of properties                         2                  48                 154
        Reversal of reserve under the special law             -               1,196               7,326
             Reversal of reserve for  price fluctuation       -               1,196               7,326
        Reversal of reserve for bad-debts                     -               1,401               1,813
    Extraordinary losses                                  1,767      0.68       303      0.11     6,982     1.21
        Loss on sales of properties                         130                 104                 273
        Provision for reserve under the special law         841                   -                   -
               Provision for reserve for price fluctuation  841                   -                   -
        Other                                               795                 198               6,709
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                               15,517      5.96     8,862      3.21    11,159     1.93
Income taxes - current                                    6,994      2.68    10,716      3.89    21,643     3.76
Income taxes - deferred                                  (1,281)    (0.49)   (8,164)    (2.96)  (18,309)   (3.18)
Minority interest                                             0      0.00         0      0.00         0     0.00
-----------------------------------------------------------------------------------------------------------------
Net income                                                9,804      3.77     6,311      2.28     7,825     1.35
-----------------------------------------------------------------------------------------------------------------

Consolidated Interim Statements of Retained Earnings

                                                                                                            (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    For the six months ended               For the year ended
                                                           ------------------------------------------------------------------
                                                             September 30, 2002      September 30, 2001      March 31, 2002
-----------------------------------------------------------------------------------------------------------------------------
            Additional paid-in capital
            --------------------------
Additional paid-in capital at beginning of                         34,187                  34,187                34,187
Additional paid-in capital at end of                               34,187                  34,187                34,187

                Retained earnings
                -----------------
Unappropriated retained earnings at beginning of                  147,542                 143,105               143,105
Increase in unappropriated retained earnings                        9,804                   6,311                 7,825
      Net income                                                    9,804                   6,311                 7,825
Decrease in unappropriated retained earnings                       12,641                   3,387                 3,387
      Dividends                                                    12,641                   3,340                 3,340
      Directors' bonus                                                  -                      47                    47
Unappropriated retained earnings at end of                        144,705                 146,028               147,542
------------------------------------------------------------------------------------------------------------------------

Notes: Certain reclassifications are made to previous periods' presentation to conform to that of current period.

Consolidated Interim Statements of Cash Flows

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                For the six months ended          For the year ended
                                                                           ---------------------------------------
                                                                           September 30, 2002   September 30, 2001   March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
I.   Cash flows from operating activities:
          Income before income taxes                                              15,517               8,862             11,159
          Depreciation                                                             2,198               2,576              5,069
          Increase (decrease) in outstanding claims                                 (317)              1,329               (527)
          Increase (decrease) in underwriting reserves                            (3,645)             (6,210)           (25,883)
          Increase (decrease) in reserve for bad debts                            (1,278)             (2,420)            (3,041)
          Increase in reserve for retirement benefits                                631                   8               (667)
          Increase in reserve for employees' bonuses                                  39                 359                 53
          Increase in reserve for price fluctuation                                  841              (1,196)            (7,326)
          Interest and dividend income                                           (13,739)            (15,588)           (30,613)
          Net (profit) loss on securities                                         (4,053)                971             14,582
          Interest expenses                                                          270                 355                693
          Loss (gain) on foreign exchange                                           (334)                562                 48
          Loss (profit) related to properties                                        684                  56                119
          Increase in other assets
           (other than investing and financing activities)                       (10,480)             (7,870)            (1,254)
          Increase in other liabilities
            (other than investing and financing activities)                        7,522               5,964             (1,228)
          Other                                                                    1,096               1,055              3,935
                                                                           ---------------------------------------------------------
          Sub-total                                                               (5,046)            (11,184)           (34,884)
          Interest and dividends received                                         14,738              16,503             30,975
          Interest paid                                                             (268)               (290)              (693)
          Income taxes paid                                                      (18,771)             (6,173)            (9,197)
                                                                           ---------------------------------------------------------
            Net cash provided by operating activities                             (9,348)             (1,145)           (13,798)

II.  Cash flows from investing activities:
          Net increase in deposit and savings                                        257               3,259             25,417
          Purchases of monetary receivables bought                                (3,669)             (1,310)            (1,856)
          Proceeds from sales and redemption of monetary receivables bought          656               1,059              1,780
          Increase in money trusts                                                (5,500)            (13,000)           (16,000)
          Decrease in money trusts                                                 2,625               9,566             13,600
          Purchases of securities                                               (247,129)           (315,530)          (584,946)
          Proceeds from sales and redemption of securities                       264,023             263,072            541,128
          Loans made                                                             (37,843)            (32,912)           (68,185)
          Proceeds from collection of loans receivable                            51,672              57,075            117,967
          Increase in cash received under securities lending transactions        (24,190)            (14,190)           (10,800)
          Other                                                                       (5)                492                882
            II(a) Subtotal                                                           896             (42,417)            18,988
          Subtotal (I+II(a))                                                      (8,451)            (43,563)             5,189
          Purchases of property and equipment                                     (2,067)             (2,123)            (6,491)
          Proceeds from sales of property and equipment                              257                 267              2,144
                                                                           ---------------------------------------------------------
            Net cash provided by (used in) investing activities                     (913)            (44,274)            14,641

III. Cash flows from financing activities:
          Redemption of convertible bonds                                              -                   -            (12,625)
          Purchase of  treasury stock                                                  -                   0                (56)
          Dividends paid by the Nichido Fire                                      (3,340)             (3,340)            (3,340)
          Dividends paid by subsidiaries to minority shareholders                     (0)                 (0)                (0)
          Other                                                                       (9)                 (5)               (15)
                                                                           ---------------------------------------------------------
            Net cash provided by (used in) financing activities                   (3,349)             (3,345)           (16,038)

IV.  Effect of exchange rate changes on cash and cash equivalents                   (219)               (806)               296
                                                                           ---------------------------------------------------------
V.   Net increase (decrease) in cash and cash equivalents                        (13,830)            (49,571)           (14,899)
VI.  Cash and cash equivalents at beginning of                                   175,741             190,640            190,640
                                                                           ---------------------------------------------------------
VII. Cash and cash equivalents at end of                                         161,911             141,069            175,741
------------------------------------------------------------------------------------------------------------------------------------

Notes: Certain reclassifications are made to previous periods' presentation to conform to that of current period.

                                                          Millea Holdings, Inc.

[English Translation]                                         November 29, 2002

     SUMMARY OF NON-CONSOLIDATED BUSINESS RESULTS OF MILLEA HOLDINGS, INC.
                              UNDER JAPANESE GAAP

                  FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

Company Name: Millea Holdings, Inc.
Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Head Office: Tokyo, Japan
Representative: Kunio Ishihara, President, Millea Holdings, Inc.
Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc.
         Phone 03-6212-3341
         Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc.
         Phone: 03-6212-3343
Interim dividends system: Established
New unit system: None

1. Non-Consolidated Business Results for the six months ended September 30, 2002 (from April 2, 2002 to September 30, 2002)

(1) Non-consolidated results of operations

                     (Yen in millions except per share amounts and percentages)
-------------------------------------------------------------------------------
                                                       For the six months ended
                                                       September 30, 2002
-------------------------------------------------------------------------------
Operating income                                              51,027
Operating profits                                             49,077
Ordinary profits                                              49,118
Net income                                                    49,119
Net income per share of common stocks                      26,480.76
-------------------------------------------------------------------------------

The amounts less than respective unit are rounded down and the rates less than respective unit are rounded off.

Notes:
a. Average number of shares outstanding for the six months ended September 30, 2002: 1,854,902 shares
b.   Change in accounting method: None

(2)  Dividends payment

Dividends paid per share for the six months ended September 30, 2002: None

(3) Non-consolidated financial conditions

                     (Yen in millions except per share amounts and percentages)
-------------------------------------------------------------------------------
                                                       For the six months ended
                                                       September 30, 2002
-------------------------------------------------------------------------------
Total assets                                                   2,211,673
Stockholders' equity                                           2,207,111
Ratio of stockholders' equity to total assets                      99.8%
Stockholders' equity per share (Yen)                        1,190,680.97
-------------------------------------------------------------------------------
Notes:
a. Number of shares outstanding as of September 30, 2002: 1,853,654 shares
b. Number of treasury stocks outstanding as of September 30, 2002: 3,394 shares

2. Non-consolidated business forecast for the year ending March 31, 2003
   ---------------------------------------------------------------------
(from April 2, 2002 to March 31, 2003)
                                     (Yen in millions except per share amounts)
-------------------------------------------------------------------------------

 Operating income                                                 53,000
 Ordinary profits                                                 49,000
 Net income                                                       49,000
 Annual cash dividends per share (yen)                          8,500.00
 Cash dividends per share by the year end (yen)                 8,500.00
-------------------------------------------------------------------------------
Notes:
Expected net income per share (yen): 26,434.27

Non-Consolidated Interim Balance Sheet

                                                             (Yen in millions)
-------------------------------------------------------------------------------
                                                       As of September 30, 2002
                                                           Amount         Ratio
-------------------------------------------------------------------------------
Current assets:                                                             %
Cash, deposits and savings                                   666
Receivables                                               49,070
Others                                                        69
-------------------------------------------------------------------------------
        Total Current assets                              49,807          2.25
-------------------------------------------------------------------------------
Non-current assets:
Tangible fixed assets                                        353
Intangible fixed assets                                        0
Investments and other assets:
   Investments in subsidiaries (stock)                 2,161,485
   Others                                                     25
-------------------------------------------------------------------------------
     Total Non-current assets                          2,161,866         97.75
-------------------------------------------------------------------------------
        Total Assets                                   2,211,673        100.00
===============================================================================

Liabilities and Stockholders' equity
-------------------------------------------------------------------------------
Liabilities:
Current liabilities:
Short-term borrowings                                      2,000
Reserve for bonus                                            133
Others                                                     2,429
-------------------------------------------------------------------------------
     Total Current liabilities                             4,562          0.21
-------------------------------------------------------------------------------
         Total Liabilities                                 4,562          0.21
-------------------------------------------------------------------------------
Stockholders' equity:
Common stock                                             150,000          6.78
Additional paid-in capital                             2,011,485         90.95
Retained earnings                                         49,119          2.22
Treasury stock                                            (3,493)        (0.16)
-------------------------------------------------------------------------------
         Total Stockholders' equity                    2,207,111         99.79
-------------------------------------------------------------------------------
         Total Liabilities and Stockholders' equity    2,211,673        100.00
===============================================================================

Non-Consolidated Interim Statement of Income

                                                             (Yen in millions)
-------------------------------------------------------------------------------
                                                       As of September 30, 2002
                                                           Amount         Ratio
-------------------------------------------------------------------------------
Operating income:                                                            %
Dividends received from subsidiaries                        49,127
Fees received from subsidiaries                              1,900
-------------------------------------------------------------------------------
       Total Operating income                               51,027       100.00
Operating expenses:
General and administrative expenses                          1,950         3.82
-------------------------------------------------------------------------------
       Operating profit                                     49,077        96.18
-------------------------------------------------------------------------------
Non-operating income                                            41         0.08
Non-operating expenses                                           1         0.00
-------------------------------------------------------------------------------
       Ordinary profit                                      49,118        96.26
-------------------------------------------------------------------------------
Income before income taxes                                  49,118        96.26
Income taxes-current                                            89
Income taxes-deferred                                          (90)
-------------------------------------------------------------------------------
       Total Income taxes                                       (0)       (0.00)
-------------------------------------------------------------------------------
Net income                                                  49,119        96.26
-------------------------------------------------------------------------------
Unappropriated retained earnings at the
end of the six months                                       49,119        96.26
===============================================================================

Notes to the non-consolidated financial statements

Basis for presentation and principals of financial statements

1. Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2. Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings(excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.

           Equipment and furnitures                  3 to 15 years
           Buildings                                 15 to 18 years

3. Reserve

In order to prepare for employees' bonus payments, Millea Holdings accrues for reserve for employees' bonuses based on the estimated amount of payment attributable to the six months ended September 30, 2002.

4. Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary lease transactions.

5. Consumption taxes

Consumption Taxes and local consumption taxes are accounted for by the tax-segregated method.

Notes to non-consolidated balance sheet
     1. Accumulated depreciation of tangible fixed assets amounted to 32 million yen.
     2.   All amounts less than one million yen are rounded down.

Notes to non-consolidated statement of income
     1.   Depreciation expenses
          Tangible Fixed Assets:  32 million yen
     2.   All amounts less than one million yen are rounded down.

Lease transactions

1. Amounts equivalent to acquisition cost, accumulated depreciation and the balance at the end of the six months are as follows:

                                          (Yen in millions)
           Acquisition cost                           32
           Accumulated depreciation                    5
           Balance at end                             27

Acquisition cost includes interest payable thereon because the balance of future lease payment at the end of the six months represent insignificant proportion of total property and equipment asset at the end of respective period.

2.   Balance of future lease payment at end

                                          (Yen in millions)
           Due within one year                         8
           Due after one year                         19
           ---------------------------------------------
           Total                                      27
           =============================================

Future lease payments include interest payable thereon because the balance of future lease payment at the end of the six months represent insignificant proportion of total property and equivalent asset at the end of the period.

3.   Lease payments and depreciation equivalent

                                          (Yen in millions)
           Lease payments paid                         5
           Depreciation equivalent                     5

4. Depreciation equivalent is computed using the straight-line method, supposing that useful life is lease period and that there is no residual value.

Securities

     Investments in subsidiaries are non-marketable securities.